INVEST IN **OVERPLAY**

The game engine making videos interactive



The power of
making games
in your hands
Mtb in Redwood forest CA

overplay.com New York NY

LEAD INVESTOR

Shachar Oren Founder & CEO of Sound Media Ventures

All of us at Sound Media Ventures are excited about Overplay's vision of transforming how people interact with videos. We all have personal videos in our pockets, and the volume of videos taken by phone is obviously massive. UGC social sites that allow us all to share them have been enormously successful. In parallel, mobile gaming has seen enormous growth as well. Overplay marries the two trends in an elegant way, enabling us all to gamify each and every video we take, and then to share it. Some Overplay videos would only interest your family and friends, while others may resonate with the entire world. This is a real game changer. It is super-transformative for users, turning many of us from passive viewers to users that interact with short-form video in a more deliberate fashion. And we believe this will lead to exciting monetization opportunities as well. We're excited to join Dan and Caroline's journey, they're true innovators who are passionate about their mission and exhibit the necessary mindset to carry it through.

Invested $100,000 this round

Highlights

1. 🎮 1M+ games played & 150K+ alpha app downloads
2. 🔥 7K creator waitlist
3. 🏆 Powerhouse co-founders created apps totaling 25M+ downloads & took companies public as bankers
4. 🚀 GoPro partnership + pipeline of the biggest names in professional sports, music & media
5. 💸 Backed by VCs Village Global, Gaingels, Sound Media Ventures + Warner Bros. & Riot Games angels
6. 🎯 On a clear strategic path to 1B users by 2025 (projections not guaranteed)
7. 🔥 Positioned to disrupt & democratize the fast-growing $167B casual and social gaming market

Our Team

Daniel Projansky Co-founder & CEO

Emmy-nominated & BAFTA award-winning interactive creator. Created apps with 25M+ downloads. 20+ years digital content experience. Former VP at Sesame Workshop. Platform agnostic developer, producer, UI/UX & game designer. Binghamton University BA.

Caroline Strzalka Co-founder & COO

Wharton MBA & 2x founder. Former investment banker ($8.7B Kraft & $300M GameStop IPOs), Scholastic VP & Director at Sesame Workshop. Led Netflix's "The Magic School Bus Rides Again" & Xbox's "Sesame Street Kinect TV". University of Pennsylvania BA.



Sarena Shen Fractional CFO

Columbia MBA, entrepreneur & VP of Finance at an early stage SaaS company. 10+ years as an investment banker at Bear Stearns, Deutsche Bank & BTIG, helping clients raise billions in capital across financial products & industries. UC Berkeley BA.



Facundo Mounes Head of Games

Former Lead Game Designer at Jam City, overseeing games with 1M+ DAU. Designed and produced 35+ published games for mobile, PC and consoles. Game monetization expert. Professor and Director of a top-ranking gaming university in Latin America.



Eliza Vancort Head of Creators

Communications & creator extraordinaire. #1 best-selling author. TEDx, UN Keynote & Cornell Fellow. Featured in Forbes, People, Apple News. Sought-after communications & strategy consultant to industry titans & political leaders.

Why Overplay?

Overplay lets anyone turn their videos into games in minutes and share them with the world. We're revolutionizing the $167B gaming industry with our patented, AI-powered technology.

Overplay makes content more entertaining and engaging. It's what's next: social media meets gaming. Overplay puts the power into creators' hands.

Gaming needs to be democratized


Games take a ton of time, money and expertise to make.
Creators have no way to add interactivity to their content.

Gaming has emerged as the world's most popular source of entertainment [PwC]. Yet the power of deciding what games get created lies in the hands of a few.

Imagine if everyone had the power to make games easily and quickly. These games would be more diverse, more representative, and more creative – just like TikTok and YouTube videos.

Overplay is democratizing gaming by giving creators the power to make the games that they want to, from the videos that they shoot.

Bringing user-generated content to life

Overplay is taking on the enormous $167B gaming industry and growing it exponentially by making game creation accessible to everyone.

Overplay is what's next for creators. In just a few minutes, creators can make their content more fun and replayable. They can create deeper experiences for their followers by starting challenges and rewarding them with trophies, badges, and other incentives to play. Passive video can only go so far - Overplay takes content over the top.

From major league highlights and extreme sports POVs, dance challenges and music videos, to cooking tutorials and educational clips, Overplay allows creators to amplify their content by making it interactive.


1
Shoot your video
2
Gamify your video by adding interactivity
3
Add cool filters and customize your game with effects, music, and modern AI
4
VS
Publish, challenge, and share your game with followers on social media


We're already gaining traction and it's only the beginning


1 million Games Played
150.000 Alpha Downloads
7.000 Creators on the Waitlist


The biggest names in entertainment want to work with us

Overplay isn't just a revolution for individual creators. Brands will also reap huge benefits from our product. Professional content creators including sports leagues and teams, movie and television studios, streaming networks, and music labels can also use Overplay to make their content interactive. Overplay can also be integrated into thousands of brands' sites and apps, enabling their audiences to

interact with Overplay games on their own branded platforms.

Imagine the NBA creating playable highlights reels, movie studios creating trailers that are games, and car companies creating commercials where you virtually test drive their cars.

The number of potential use cases is truly staggering – Overplay will be ubiquitous!

Users love us and can't wait for more


I mean this is cool. Something I've never seen before. This is much more immersive than instagram or YouTube or any current video apps I am using.
kelly macdonald
Portland, Oregon
I saw on the menu that there's a make your own option. I think if I really can make some of my own games with the app and share with my friends it'd be super cool.
Robert Smith
Washington D. C
I never thought I'd be good at this, but look at this. 93%! That's awesome. I like this game. Really cool. Really fun.
Lily Simons
Filadelfia

A seasoned interactive media team from some of the biggest names in the business

Overplay's Co-founders Dan Projansky and Caroline Strzalka met while working together at Sesame Workshop. The apps they created there have over 25M downloads and counting.

Our team includes an Emmy nomination, a BAFTA award, a Wharton and Columbia MBA, 2 IPOs, and decades of experience in digital content and media, UI/UX and game design including Sesame Street, Scholastic, Deutsche Bank and more.

Visionary investors believe in us

"When we first saw Overplay, we thought that it could be the future of gaming because everyone is filming video and if you can easily make them interactive, it's game over! Hyper-casual games are a huge, growing segment of the market and Overplay's technology operates on something that we all have in the palms of our hands -- our cell phones. We believe that Overplay's platform and tech can be everywhere in the next few years." – Adam Corey, Co-Founder and Operating Partner at Village Global

"Overplay is a game-changing platform that democratizes casual game creation and elevates video engagement in a way we never thought possible. Caroline and Dan have decades of experience creating breakthrough media experiences, and the idea for Overplay sparked from that. We believe that Overplay is the natural evolution of what's next for creators and fan engagement. We believe the opportunity is tremendous because of the platform's appeal to the mainstream user." – Rishi Patel, General Partner at Plus Eight Equity Partners

Expanding an already enormous $167B market



Social+Casual Gaming
Addressable Market
$167.000
millions
Source: PwC
9 millions
Creators on TikTok
Source: GlobalWebIndex
will grow at a
9,8%
through
2026
Source: PwC

Overplay is targeting the 1.5B users of entertainment apps, and 900M creators already contributing to platforms like TikTok. Our ease of use in both rapid game creation and gameplay will allow the platform to be accessible to nearly the entire creator market.

PWC estimates that the social and casual gaming market represents $167B in 2022, and will grow at a 9.8% CAGR through 2026.

Interactive advertising and brand partnerships will drive revenue

Overplay plans to launch in Q1 2023 and will be free to use. Overplay will monetize through interactive advertising, in-app sales, and API integration onto partner sites and apps.



Overplay benefits from diverse revenue streams
$0.02
CPM interactive ad revenue
$5/
Purchase in-app purchases
$0.005
Play for API

We're poised for rapid growth


Monthly Active Users
1.300B
900M
300M
60M
5M
1M
500k
45k
500
2022
2023
2024
2025

This slide contains forward projections which cannot be guaranteed.


Revenue month by month 2023
1M
700K
500K
300K
140K
120K
100K
80K
70K
60K
40K
500
JAN
FEB
MAR
APR
JAN
MAY
JUN
JUL
SEP
OCT
NOV
DEC

This slide contains forward projections which cannot be guaranteed.


Use of funds


Key hires
Technology buildout
New game features


The proof is in our patented technology

Overplay earned a broad patent for playing a game into existence, which describes our method of gamifying videos.

We have no direct competitors and consider our primary competition creator economy apps. Roblox is a user-generated gaming platform that often requires weeks and teams to code and create games. Other competitors in the creator economy include TikTok, Instagram Reels, Snapchat, and YouTube.




exit within a 3-5 years

Exit Plan:

Overplay hopes to see a multi-billion dollar valuation within 3-5 years, with a timeline for acquisition or IPO similar to that of comparable creator economy companies. While we can't predict the future, we can say we will work tirelessly to get our investors the best return on their investment.


Figma acquired by Adobe in 2022 for $20BN
Snap IPO'd in 2017 at $33BN
ROBLOX
Roblox IPO'd in 2021 at $38BN
YouTube
YouTube acquired by Google in 2006 for $1.65BN
Instagram acquired by Facebook in 2012 for $1BN
Canva
Canva currently valued at $26BN, moving towards an IPO


The game engine making videos interactive


INVEST IN OVERPLAY